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                                                                    EXHIBIT 21.1
JABIL CIRCUIT, INC. SUBSIDIARIES

Jabil Circuit Limited, a United Kingdom Corporation
Jabil Circuit Sdn. Bhd., a Malaysian Corporation
Jabil Circuit of Michigan, Inc., a Michigan Corporation
Jabil Circuit Foreign Sales Corporation, a Barbados Corporation
Jabil Partners, a Scottish Partnership
Jabil Circuit Luxembourg, SARL, a Luxembourg Corporation
Jabil Circuit Srl, an Italian Corporation